August 13, 2018

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4270

Washington, D.C. 20549

Attention: Michael Clampitt

Re:       Registration Statement on Form F-1; File No. 333-225060

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, Joseph Stone Capital LLC, as managing underwriter of the proposed offering of a minimum $8,000,000 and a maximum $12,000,000 Ordinary Shares of Puhui Wealth Investment Management Co., Ltd. (the “Company”), distributed copies (paper and electronic) of the Preliminary Prospectus dated June 26, 2018 as follows:

(1)	5 copies to institutions;
(2)	35 copies to FINRA members; and
(3)	10 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 26, 2018 and July 13, 2018, are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distribute copies to all customers of ours.

We have adequate capital to underwrite a “best efforts underwriting.”

In connection with the above-referenced Registration Statement on Form F-1 of the Company, the undersigned hereby joins the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern time on August 15, 2018, or as soon thereafter as practicable.

Very truly yours,

JOSEPH STONE CAPITAL LLC

By:	/s/ Cathy Cao
Name: Cathy Cao
Title: Managing Director

Joseph Stone Capital, LLC

200 Old Country Road, Suite 610, Mineola, NY 11501

Toll Free: (866) 866-1433 Phone: (516) 267-7001 Fax: (516) 267-7011

www.JosephStoneCapital.com